

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 6, 2008

Mr. Ram Mukunda
President and Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed November 23, 2007
        Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007
        File No. 1-32830

Dear Mr. Mukunda:

        We have completed our review of the Schedule 14A, Form 10-KSB, and related filings
and have no further comments at this time.

                        Very truly yours,

                        Pamela A. Long
                        Assistant Director